Notice to Reader

Cronos Group Inc. ("Cronos Group" or the "Company") has restated its unaudited condensed interim consolidated financial statements for the three months ended March 31, 2019, the six months ended June 30, 2019, and the three and nine months ended September 30, 2019, which were previously filed on SEDAR (the “interim financial statements”). Subsequent to the original issuance of the interim financial statements, the Audit Committee of the Company’s Board of Directors, with the assistance of outside counsel and forensic accountants, investigated certain bulk resin purchases and sales of products through the wholesale channel and the appropriateness of the recognition of the revenue associated with those transactions. As a result of this investigation, it was concluded that there were accounting errors in the previously filed interim financial statements. In the case of the six months ended June 30, 2019, these accounting errors were due to one wholesale transaction that occurred during the three months ended March 31, 2019 that was inappropriately accounted for as revenue. These errors have been corrected in the amended and restated unaudited condensed interim consolidated financial statements for the three months ended March 31, 2019, the six months ended June 30, 2019, and the three and nine months ended September 30, 2019. See note 27 of the amended and restated unaudited condensed interim consolidated statements for more detail.

CRONOS GROUP INC.
Amended and Restated Condensed Interim Unaudited Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2019 and June 30, 2018

(In thousands of Canadian dollars)

Cronos Group Inc.
Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018

Table of Contents

Amended and Restated Unaudited Condensed Interim Consolidated Statements of Financial Position	1
Amended and Restated Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Income (Loss)	2
Amended and Restated Unaudited Condensed Interim Consolidated Statements of Changes in Equity	3
Amended and Restated Unaudited Condensed Interim Consolidated Statements of Cash Flows	4
Notes to the Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements	5

Cronos Group Inc.
Amended and Restated Unaudited Condensed Interim Consolidated Statements of Financial Position
As at June 30, 2019 and December 31, 2018
(in thousands of CDN $)

	Notes	As at June 30, 2019 (Restated - Note 27)	As at December 31, 2018
Assets
Current assets
Cash and cash equivalents	22(a)	$1,579,231	$32,634
Short-term investments	22(a)	744,936	-
Interest receivable	22(a)	5,751	-
Accounts receivable	22(a)	9,162	4,163
Sales taxes receivable		7,582	3,419
Prepaid expenses and other assets		7,079	3,876
Biological assets	4	10,032	9,074
Inventory	4	41,599	11,584
Total current assets		2,405,372	64,750
Advances to joint ventures	5,22(a)	26,608	6,395
Net investments in equity accounted investees	5	2,025	4,038
Other investments	6	300	705
Loans receivable	7,22(a)	16,664	314
Property, plant and equipment	8	196,718	171,720
Right-of-use assets	3,11	3,359	171
Intangible assets	9	11,461	11,234
Goodwill	9	1,792	1,792
Total assets		$2,664,299	$261,119

Liabilities
Current liabilities
Accounts payable and other liabilities	22(b)	27,627	15,372
Holdbacks payable	22(b)	2,274	7,887
Government remittances payable	22(b)	630	1,123
Current portion of lease obligations	3,11,22(b)	417	41
Construction loan payable	12,22(b)	-	20,951
Derivative liabilities	13,22(b)	1,399,594	-
Total current liabilities		1,430,542	45,374
Lease obligations	3,11,22(b)	3,109	119
Due to non-controlling interests	10,22(b)	2,249	2,136
Deferred income tax liability	20	3,661	1,850
Total liabilities		$1,439,561	$49,479
Shareholders' equity
Share capital	14(a)	559,296	225,500
Warrants	15(a)	754	1,548
Stock options	15(b)	8,573	6,241
Retained earnings (accumulated deficit)		655,322	(22,715)
Accumulated other comprehensive income		944	930
Total equity attributable to shareholders of Cronos Group		1,224,889	211,504
Non-controlling interests	3,10	(151)	136
Total shareholders' equity		1,224,738	211,640
Total liabilities and shareholders' equity		$2,664,299	$261,119

Commitments and contingencies	19
Subsequent events	26

The accompanying notes are an integral part of these amended and restated unaudited condensed interim consolidated financial statements

Approved on behalf of the Board of Directors:

"Michael Gorenstein"	"James Rudyk"
Director	Director

Cronos Group Inc.
Amended and Restated Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except share and per share amounts)

		Three Months Ended June 30,		Six Months Ended June 30,
	Notes	2019	2018	2019 (Restated -Note 27)	2018
Gross revenue	16	$10,787	$3,394	$15,296	$6,339
Excise taxes		(550)	-	(1,065)	-
Net revenue		10,237	3,394	14,231	6,339
Cost of sales
Cost of sales before fair value adjustments		4,762	1,254	6,689	2,821
Gross profit before fair value adjustments		5,475	2,140	7,542	3,518
Fair value adjustments
Unrealized change in fair value of biological assets	4	(4,024)	(6,831)	(17,577)	(9,575)
Realized fair value adjustments on inventory sold in the period		3,557	2,625	5,960	4,819
Total fair value adjustments		(467)	(4,206)	(11,617)	(4,756)
Gross profit		5,942	6,346	19,159	8,274
Operating expenses
Sales and marketing		5,358	364	6,858	950
Research and development		3,076	-	4,633	-
General and administrative		15,176	4,219	24,787	6,680
Share-based payments	15(b)	2,002	950	2,739	1,724
Depreciation and amortization	8,9,11	675	323	1,145	608
Total operating expenses		26,287	5,856	40,162	9,962
Operating loss		(20,345)	490	(21,003)	(1,688)
Other income (expense)
Interest income (expense)		12,531	(37)	15,251	(59)
Financing and transaction costs	12,13,25	(4,505)	-	(34,066)	-
Gain on revaluation of derivative liabilities	13	263,943	-	700,326	-
Share of (loss) income from investments in equity accounted investees	5	(991)	3	(1,255)	44
Gain on disposal of Whistler	5	-	-	20,606	-
Gain on other investments	6	-	-	924	221
Total other income		270,978	(34)	701,786	206
Income (loss) before income taxes		250,633	456	680,783	(1,482
Deferred income tax (recovery) expense	20	(335)	(267)	1,847	(1,155
Net income (loss)		$250,968	$723	$678,936	$(327)
Net income (loss) attributable to:
Cronos Group		$251,117	$723	$679,221	$(327)
Non-controlling interests	10	(149)	-	(285)	-
		$250,968	$723	$678,936	$(327)
Other comprehensive income (loss)
Gain on revaluation and disposal of other investments, net of tax	6,20	-	$39	$103	$4
Foreign exchange loss on translation of foreign operations	2(a),10	(104)	-	(87)	-
Total other comprehensive income (loss)		(104)	39	16	4
Comprehensive income (loss)		$250,864	$762	$678,951	$(323)
Comprehensive income (loss) attributable to:
Cronos Group		$251,011	$762	$679,234	$(323)
Non-controlling interests	10	(147)	-	(283)	-
		$250,864	$762	$678,951	$(323)
Earnings (loss) per share
Basic	17	$0.75	$0.00	$2.14	$0.00
Diluted	17	$0.22	$0.00	$0.58	$0.00
Weighted average number of outstanding shares
Basic	17	334,665,873	175,529,196	317,940,749	166,343,078
Diluted	17	374,676,595	211,524,230	364,872,093	166,343,078

The accompanying notes are an integral part of these amended and restated unaudited condensed interim consolidated financial statements

Cronos Group Inc.
Amended and Restated Unaudited Condensed Interim Consolidated Statements of Changes in Equity
For the six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except number of share amounts)

					Share-based reserve		Retained earnings
	Notes	Number of shares	Share capital	Shares to be issued	Warrants	Stock options	(accumulated deficit) (Restated - Note 27)	Accumulated other comprehensive income	Non- controlling interests	Total (Restated - Note 27)
Balance at January 1, 2019 as previously reported		178,720,022	$225,500	$-	$1,548	$6,241	$(22,715)	$930	$136	$211,640
Adoption of IFRS 16	3	-	-	-	-	-	(68)	-	(4)	(72)
Balance at January 1, 2019 as restated		178,720,022	225,500	-	1,548	6,241	(22,783)	930	132	211,568
Shares issued	14(a)	149,831,154	334,099	-	-	-	-	-	-	334,099
Share issuance costs	14(a)	-	(5,002)	-	-	-	-	-	-	(5,002)
Warrants exercised	15(a)	7,390,961	2,709	-	(794)	-	-	-	-	1,915
Vesting of options	15(b)	-	-	-	-	2,739	-	-	-	2,739
Options exercised	15(b)	5,325	25	-	-	(8)	-	-	-	17
Share appreciation rights exercised	15(b)	146,143	399	-	-	(399)	(1,116)	-	-	(1,116)
Top-up Rights exercised	13(c),14(b)	50,938	1,566	-	-	-	-	-	-	1,566
Net income (loss)		-	-	-	-	-	679,221	-	(285)	678,936
Other comprehensive income		-	-	-	-	-	-	14	2	16
Balance at June 30, 2019		336,144,543	$559,296	$-	$754	$8,573	$655,322	$944	$(151)	$1,224,738

Balance at January 1, 2018		149,360,603	$83,559	$-	$3,364	$2,289	$(3,724)	$880	$-	$86,368
Shares issued	14(a)	15,677,143	146,032	-	-	-	-	-	-	146,032
Share issuance costs		-	(9,444)	-	-	-	-	-	-	(9,444)
Shares to be issued		-	-	17	-	-	-	-	-	17
Warrants exercised	15(a)	11,364,335	3,852	-	(1,496)	-	-	-	-	2,356
Vesting of options	15(b)	-	-	-	-	1,724	-	-	-	1,724
Options exercised	15(b)	353,339	682	-	-	(142)	-	-	-	540
Share appreciation rights exercised	15(b)	150,215	61	-	-	(61)	-	-	-	-
Net loss		-	-	-	-	-	(327)	-	-	(327)
Other comprehensive income		-	-	-	-	-	-	4	-	4
Balance at June 30, 2018		176,905,635	$224,742	$17	$1,868	$3,810	$(4,051)	$884	$-	$227,270

The accompanying notes are an integral part of these amended and restated unaudited condensed interim consolidated financial statements

Cronos Group Inc.
Amended and Restated Unaudited Condensed Interim Consolidated Statements of Cash Flows
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $)

		Three Months Ended June 30,		Six Months Ended June 30,
	Notes	2019	2018	2019 (Restated - Note 27)	2018
Operating activities
Net income (loss)		$250,968	$723	$678,936	$(327)
Items not affecting cash and cash equivalents:
Unrealized change in fair value of biological assets	4	(4,024)	(6,831)	(17,577)	(9,575)
Realized fair value adjustments on inventory sold in the period		3,557	2,625	5,960	4,819
Share-based payments	15(b)	2,002	950	2,739	1,724
Depreciation and amortization	8,9,11	675	323	1,145	608
Depreciation relieved on inventory sold	21	363	47	598	216
Gain on revaluation of derivative liabilities	13	(263,943)	-	(700,326)	-
Share of loss (income) from investments in equity accounted investees	5	991	(3)	1,255	(44)
Gain on disposal of Whistler	5	-	-	(20,606)	-
Gain on other investments	6	-	-	(924)	(221)
Deferred income tax (recovery) expense	20	(335)	(267)	1,847	(1,155
Foreign exchange loss (gain)		178	4	91	(12)
Net changes in non-cash working capital	21	(47,860)	(4,437)	(29,121)	(16,662)
Cash and cash equivalents used in operating activities		(57,428)	(6,866)	(75,983)	(20,629)
Investing activities
Purchase of short-term investments		(744,936)	-	(744,936)	-
Advances to joint ventures	5	(5,481)	-	(21,293)	-
Investments in equity accounted investees	5	-	-	(2,200)	-
Proceeds from sale of other investments	6	-	280	26,078	967
Payment to exercise ABcann warrants	6	-	-	-	(113)
Advances on loans receivable	7	(16,350)	-	(16,350)	-
Purchase of property, plant and equipment	8	(14,445)	(30,025)	(27,899)	(37,667)
Purchase of intangible assets	9	(577)	(38)	(628)	(169)
Advance to Cronos Israel	10	-	(378)	-	(1,304)
Cash and cash equivalents used in investing activities		(781,789)	(30,161	(787,228)	(38,286)
Financing activities
Advance from non-controlling interests	10	2	-	113	-
Repayment of lease obligations	11	(184)	-	(216)	-
Repayment of construction loan payable	12	-	-	(21,311)	-
Payment of accrued interest on construction loan payable	12	-	-	(121)	(185)
Advance under Credit Facility	12	-	-	65,000	-
Repayment of Credit Facility	12	-	-	(65,000)	-
Proceeds from Altria Investment	13,14(a)	-	-	2,434,757	-
Proceeds from share issuance	14(a)	-	100,032	-	146,032
Share issuance costs	14(a)	(101)	(6,363)	(5,002)	(9,444)
Proceeds from exercise of warrants and options	15(a),(b)	750	599	1,932	2,913
Withholding taxes paid on share appreciation rights	15(b)	(569)	-	(1,116)	-
Proceeds from exercise of Top-up Rights	13(c),14(b)	828	-	828	-
Cash and cash equivalents provided by financing activities		726	94,268	2,409,864	139,316
Net change in cash and cash equivalents		(838,491)	57,241	1,546,653	80,401
Cash and cash equivalents - beginning of period		2,417,855	32,368	32,634	9,208
Effects of foreign exchange on cash and cash equivalents		(133)	-	(56)	-
Cash and cash equivalents - end of period		$1,579,231	$89,609	$1,579,231	$89,609

Supplemental cash flow information
Interest paid		$77	$189	$752	$496
Interest received		10,054	-	10,054	-

The accompanying notes are an integral part of these amended and restated unaudited condensed interim consolidated financial statements

Cronos Group Inc.
Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)
____________________________________________________________________________________________________________

1.	Nature of business

Cronos Group Inc. ("Cronos Group" or the "Company") was incorporated under the Business Corporations Act (Ontario). Cronos Group is a public corporation, with its head office located at 720 King Street West, Suite 320, Toronto, Ontario, M5V 2T3. The Company's common shares are listed on the Nasdaq Global Market ("NASDAQ") and on the Toronto Stock Exchange ("TSX") under the ticker symbol ("CRON").

Cronos Group is an innovative global cannabinoid company, with an international supply chain and distribution across five continents. The Company is engaged in the cultivation, manufacturing, and marketing of cannabis and cannabis-derived products for the medical and adult-use markets. Cronos Group is committed to building disruptive intellectual property by advancing cannabis research, technology and product development. With a passion to responsibly elevate the consumer experience, Cronos Group is building an iconic brand portfolio. Cronos Group's brand portfolio includes PEACE NATURALS™, a global health and wellness platform, and two adult-use brands, COVE™ and Spinach™. The Company operates two wholly-owned license holders ("License Holders") under the Cannabis Act (Canada) and its relevant regulations (the "Cannabis Act"). The Company's License Holders are Peace Naturals Project Inc. ("Peace Naturals"), which has production facilities near Stayner, Ontario, and Original BC Ltd. ("OGBC"), which has a production facility in Armstrong, British Columbia.

Cronos Group has also established five strategic joint ventures in Canada, Israel, Australia, and Colombia, and holds minority interests in cannabis-related companies and License Holders. One of these strategic joint ventures is considered a subsidiary for financial reporting purposes, refer to Note 2(a).

2.	Basis of presentation

These amended and restated unaudited condensed interim consolidated financial statements for the six months ended June 30, 2019 and June 30, 2018 have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting. The accounting policies adopted in the preparation of the amended and restated unaudited condensed interim consolidated financial statements are consistent with those followed in the preparation of the Company's audited annual consolidated financial statements for the year ended December 31, 2018, except for the adoption of new standards effective as of January 1, 2019. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. The Company applied, as of January 1, 2019, International Financial Reporting Standard ("IFRS") 16, Leases and Interpretation of the IFRS Interpretations Committee ("IFRIC") 23, Uncertainty over income tax treatments. As required by IAS 34, the nature and effect of these changes are disclosed in Note 3.

These amended and restated unaudited condensed interim consolidated financial statements do not conform in all respects to the requirements of IFRS as issued by the International Accounting Standards Board ("IASB") for annual financial statements. Accordingly, these amended and restated unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's December 31, 2018 audited annual consolidated financial statements and notes.

These amended and restated unaudited condensed interim consolidated financial statements were approved by the Board of Directors (the "Board") on March 29, 2020.

Cronos Group Inc.
Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)
____________________________________________________________________________________________________________

2.	Basis of presentation (continued)

(a)	Basis of consolidation

These amended and restated unaudited condensed interim consolidated financial statements include the accounts of Cronos Group Inc. and its subsidiaries, summarized in the following chart:

Subsidiaries	Jurisdiction of incorporation	Incorporation date	Ownership interest
Hortican Inc. ("Hortican")	Canada	January 17, 2013	100%
Peace Naturals	Canada	November 21, 2012	100%
OGBC	Canada	March 15, 2013	100%
Cronos Canada Holdings Inc.	Canada	March 13, 2018	100%
Cronos Global Holdings Inc.	Canada	April 25, 2017	100%
Cronos Israel G.S. Cultivations Ltd. (i)	Israel	February 4, 2018	70%
Cronos Israel G.S. Manufacturing Ltd. (i)	Israel	September 4, 2018	90%
Cronos Israel G.S. Store Ltd. (i)	Israel	June 28, 2018	90%
Cronos Israel G.S. Pharmacies Ltd. (i)	Israel	February 15, 2018	90%
Cronos Device Labs Ltd. ("Cronos Device Labs")	Israel	March 14, 2019	100%

(i)			These Israeli entities are collectively referred to as "Cronos Israel".

In the amended and restated unaudited condensed interim consolidated statements of operations and comprehensive income (loss), net income (loss) and other comprehensive income (loss) are attributed to the equity holders of the Company and to the non-controlling interests. Non-controlling interests in the equity of Cronos Israel are presented separately in the shareholders' equity section of the amended and restated unaudited condensed interim consolidated statements of financial position and the amended and restated unaudited condensed interim consolidated statements of changes in equity.

(b)	Investments in equity accounted investees

Investees in which the Company has significant influence or joint control are accounted for using the equity method. The Company's interests in equity accounted investees are summarized in the following chart.

Equity accounted investees	Jurisdiction of incorporation	Ownership interest
Cronos Australia Limited ("Cronos Australia")	Australia	50%
MedMen Canada Inc. ("MedMen Canada")	Canada	50%
Cronos Growing Company Inc. ("Cronos GrowCo")	Canada	50%
NatuEra S.à r.l ("NatuEra")	Luxembourg	50%

As at December 31, 2018, the company held a 19% ownership interest in Whistler Marijuana Company ("Whistler"). During the six months ended June 30, 2019, the Company divested its investment in Whistler.

(c)	Basis of measurement

Apart from biological assets, other investments, and derivative liabilities, which are measured at fair value, the amended and restated unaudited condensed interim consolidated financial statements have been presented and prepared on the basis of historical cost.

Cronos Group Inc.
Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)
____________________________________________________________________________________________________________

2.	Basis of presentation (continued)

(d)	Functional and presentation currency

These amended and restated unaudited condensed interim consolidated financial statements are presented in Canadian dollars ("CDN"), which is the functional currency of the Company. The functional currency of all subsidiaries is the national currency of the respective jurisdiction of incorporation. Refer to Note 2(a).

3.	Adoption of new accounting pronouncements

(a)	IFRS 16, Leases

IFRS 16 was issued in January 2016 and replaces the previous guidance on leases, predominantly IAS 17, Leases. The Company has applied IFRS 16 with an initial application date of January 1, 2019, in accordance with the transitional provisions specified in IFRS 16. As a result, the Company has changed its accounting policy for lease contracts as detailed below. The Company has applied the following practical expedients:

(i)
The Company applied the simplified transition approach and did not restate comparative information. As a result, the Company recognized the cumulative effect of initially applying IFRS 16 as an adjustment to the accumulated deficit as at January 1, 2019.

(ii)
On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Company applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17, and IFRIC 4, Determining whether an arrangement contains a lease, were not reassessed for whether they contain a lease. The Company applied the definition of a lease under IFRS 16 to contracts entered into or changed on or after January 1, 2019.

In accordance with the practical expedients applied, the Company has recognized lease liabilities and right-of-use assets at the date of initial application for leases previously classified as operating leases in accordance with IAS 17. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases (lease term of 12 months or less) and leases for which the underlying asset is of low value. The Company has elected to measure the right-of-use assets at the carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the Company's incremental borrowing rate at the date of initial application. For the lease previously classified as a finance lease under IAS 17, the carrying amount of the right-of-use asset and the lease liability at the date of initial application is equal to the carrying amount of the leased asset and lease liability immediately before the date of initial application.

The following table summarizes the impacts of adopting IFRS 16 on the Company's amended and restated unaudited condensed interim consolidated financial statements as at the date of initial application:

As at January 1, 2019	As previously reported under IAS 17	Adjustments (i)	As restated under IFRS 16
Right-of-use assets	$217	$1,890	$2,107
Accumulated depreciation	46	144	190
Current lease liabilities	41	303	344
Non-current lease liabilities	119	1,515	1,634
Accumulated deficit	(22,715)	(68)	(22,783)
Non-controlling interests	136	(4)	132

(i)
The adjustments are due to the recognition of right-of-use assets and lease obligations for lease contracts previously classified as operating leases under IAS 17 prior to the date of initial application. The weighted average incremental borrowing rate applied to the lease liabilities recognized at the date of initial application is 12%. There would be no difference between the discounted value of the operating lease commitments disclosed at December 31, 2018 and the adjustments above. Furthermore, there were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

Cronos Group Inc.
Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)
____________________________________________________________________________________________________________

3.	Adoption of new accounting pronouncements (continued)

(a)	IFRS 16, Leases (continued)

The following is the Company's policy for accounting for lease contracts in accordance with IFRS 16:

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. In addition, the right-of-use assets are adjusted for impairment losses, if any. The estimated useful lives and recoverable amounts of right-of-use assets are determined on the same basis as those of property and equipment. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases (lease term of 12 months or less) and leases for which the underlying asset is of low value. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(b)	IFRIC 23, Uncertainty over income tax treatments

IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12, Income taxes, when there is uncertainty over income tax treatments. It specifically addresses whether an entity considers each tax treatment independently or collectively, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, and how an entity considers changes in facts and circumstances. IFRIC 23 became effective for fiscal years beginning on or after January 1, 2019, with earlier application permitted. The Company has adopted this interpretation as of its effective date and has assessed no significant impact as a result of the adoption of this interpretation.

4.	Biological assets and inventory

(a)	Biological assets

The Company's biological assets consist of cannabis plants. The changes in the carrying amounts of the biological assets are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Balance - beginning of period	$11,506	$4,490	$9,074	$3,722
Capitalization of production costs	5,498	1,996	8,836	3,710
Unrealized change in fair value of biological assets	4,024	6,831	17,577	9,575
Transferred to inventory upon harvest	(10,996)	(6,418)	(25,455)	(10,108)
Balance - end of period	$10,032	$6,899	$10,032	$6,899

Cronos Group Inc.
Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)
____________________________________________________________________________________________________________

4.	Biological assets and inventory (continued)

(a)	Biological assets (continued)

As at June 30, 2019, the Company has 81,874 plants classified as biological assets which are expected to ultimately yield 4,585 kg of dry cannabis (December 31, 2018 - 46,004 plants which were expected to ultimately yield 6,303 kg of dry cannabis).

The Company measures its biological assets at fair value less costs to sell. This valuation is based on the expected harvest yield (on a grams per plant basis) for plants currently being cultivated, adjusted for the expected net selling price less post-harvest costs attributable to bringing a harvested gram of cannabis to a saleable condition and ultimate sale (on a per gram basis). The Company accretes the fair value of each cannabis plant on a straight-line basis over the expected growing cycle. As at June 30, 2019, the plants were on average 7 weeks into the growing cycle, 47% complete, and were ascribed approximately 47% (December 31, 2018 - 6 weeks, 37%, and 37%, respectively) of their expected fair value at harvest date.

(b)	Inventory

Inventory consisted of the following:

	As at June 30, 2019 (Restated - Note 27)		As at December 31, 2018
Dry cannabis
Finished goods	379 kg	$2,129	187 kg	$972
Work-in-process	3,932 kg	21,509	1,789 kg	7,733
		23,638		8,705

Cannabis oils (i)
Finished goods	387 kg	2,272	115 kg	656
Work-in-process	3,567 kg	13,397	220 kg	1,250
		15,669		1,906

Raw materials (ii)		167		171
Supplies and consumables		2,125		802
		$41,599		$11,584

(i)	Cannabis oils are expressed in dry cannabis gram equivalents. Refer to Note 4(d) for the equivalency factor applied.

(ii)	As at June 30, 2019 and December 31, 2018, raw materials consisted of 0.267 kg of seeds held by the Company.

As at June 30, 2019, the Company held 54 kg (December 31, 2018 - 29 kg) of dry cannabis and 17 kg (December 31, 2018 - 4 kg) of cannabis oils as retention samples, which are valued at $nil.

Cronos Group Inc.
Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)
____________________________________________________________________________________________________________

4.	Biological assets and inventory (continued)

(c)	Direct and indirect cost allocations

Costs incurred to transform biological assets up to the point of harvest ("production costs") are capitalized as they are incurred, which become the cost basis of the biological assets. These costs include direct costs such as nutrients, soil, and seeds, as well as other indirect costs such as utilities, an allocation of indirect labour, property taxes, and depreciation of equipment used in the growing process. The biological assets are then revalued to fair value less costs to sell immediately prior to harvest and at the end of each reporting period. Gains or losses arising from changes in the fair value less costs to sell, excluding capitalized production costs, are presented as unrealized changes in the fair value of biological assets. At the point of harvest, agricultural produce consisting of cannabis is considered inventory. The fair value less costs to sell becomes the cost base of inventory. Any subsequent post-harvest costs ("processing costs"), including direct costs attributable to processing and related overhead, are capitalized to inventory as they are incurred. Upon ultimate sale of inventory, the associated production and processing costs are presented as cost of sales before fair value adjustments; the remaining cost of inventory, associated with fair value less costs to sell prior to harvest, is presented as realized fair value adjustments on inventory sold in the period.

The direct and indirect costs related to biological assets and inventory are allocated as follows. The allocation basis was consistent for the six months ended June 30, 2019 and 2018, unless otherwise specified.

Nature of cost	Allocation basis
Consumables (insect control, fertilizers, soil)	100% allocated to production costs because these costs are incurred to support plant growth
Labour costs (including salaries and benefits)
Allocated based on job descriptions of various personnel
40% allocated to processing costs; 40% allocated to production costs; 20% allocated to operating expenses
(2018 - 20%; 60%; and 20%; respectively)

Supplies and small tools	80% allocated to production costs; 20% allocated to processing costs
Utilities	Allocated based on estimates of usage 10% allocated to processing costs; 90% allocated to production costs
Property taxes, depreciation, security	Allocated based on estimates of square footage 20% allocated to processing costs; 50% allocated to production costs; 30% allocated to operating expenses
Packaging costs	100% allocated to processing costs

Cronos Group Inc.
Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)
____________________________________________________________________________________________________________

4.	Biological assets and inventory (continued)

(d)	Significant inputs and sensitivity analyses

The Company has made the following estimates related to significant inputs in the valuation model:

Significant inputs	Definition
Net selling price per gram	Estimated net selling price per gram of dry cannabis based on historical sales of dry cannabis, excluding sales of cannabis oil, and anticipated prices, after adjustment for excise taxes
Harvest yield per plant	Expected grams of dry cannabis to be harvested from a cannabis plant, based on the weighted average historical yields by plant strain
Stage of growth	Weighted average plant age (in weeks) out of the 14 week (December 31, 2018 - 16 week) growing cycle as of the period end date
Processing costs per gram
Estimated post-harvest costs per gram to bring a gram of harvested cannabis to its saleable condition, including drying, curing, testing and packaging, and overhead allocation; estimated based on post-harvest costs incurred during the period divided by number of grams processed during the period

Selling costs per gram	Estimated shipping, order fulfillment, and labelling costs per gram; calculated as selling costs incurred during the period divided by number of grams sold during the period
Equivalency factor	Estimated grams of dry cannabis required to produce one millilitre of cannabis oil; estimated based on historical conversion results
Mass multipliers	Estimated multiples of crude extract and isolate mass in diluted cannabis oil products

These inputs are level 3 on the fair value hierarchy, and are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of biological assets and inventory in future periods.

The following table quantifies each of the significant unobservable inputs described above and provides a sensitivity analysis of the impact on the reported values of biological assets and inventory. The sensitivity analysis for each significant input is performed by assuming a 5% decrease in the input while other significant inputs remain constant at management's best estimate as of the period end date.

	As at June 30,	Increase (decrease) as at June 30, 2019		As at December 31,	Increase (decrease) as at December 31, 2018
	2019	Biological assets	Inventory	2018	Biological assets	Inventory
Net selling price per gram	$5.93/g	$(643)	$(1,219)	$5.58/g	$(673)	$(640)
Harvest yield per plant	56 g	(500)	-	137 g	(446)	-
Stage of growth	7 weeks	(500)	-	6 weeks	(446)	-
Processing costs per gram	$1.26/g	112	105	$1.98/g	175	65
Selling costs per gram	$0.29/g	31	59	$0.43/g	52	50
Equivalency factor	0.3 g/mL	(208)	(1,105)	0.3 g/mL	(45)	(104)
Mass multipliers	35x - 50x	(144)	(792)	30x - 50x	(5)	(24)

Cronos Group Inc.
Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)
____________________________________________________________________________________________________________

5.	Equity accounted investees

(a)	Advances to joint ventures

Advances to joint ventures are unsecured, non-interest bearing, and have no terms of repayment, unless otherwise specified. The joint ventures are solely funded by their shareholders and the advances are considered an extension of the Company's investments therein. As such, losses recognized in excess of the Company's capital contributions are applied against the respective advances.

As at June 30, 2019	MedMen Canada (ii)	Cronos GrowCo (iii)	Cronos Australia (iv)	NatuEra (v)	Total
Gross advances to joint ventures	$1,859	$24,642	$1,474	$297	$28,272
Less: advances to joint ventures applied to carrying amount of investments	(169)	-	(1,198)	(297)	(1,664)
Advances to joint ventures	$1,690	$24,642	$276	$-	$26,608

As at December 31, 2018	MedMen Canada (ii)	Cronos GrowCo (iii)	Cronos Australia (iv)	NatuEra (v)	Total
Gross advances to joint ventures	$1,871	$4,080	$990	$-	$6,941
Less: advances to joint ventures applied to carrying amount of investments	(175)	(29)	(342)	-	(546)
Advances to joint ventures	$1,696	$4,051	$648	$-	$6,395

The Company did not make any advances to its joint ventures during the three and six months ended June 30, 2018.

(b)	Net investment in equity accounted investees

A reconciliation of the carrying amount of the investments in associates and joint ventures is as follows:

	Whistler (i)	MedMen Canada (ii)	Cronos GrowCo (iii)	Cronos Australia (iv)	NatuEra (v)	Total
As at January 1, 2019	$4,038	$-	$-	$-	$-	$4,038
Share of net income (loss)	38	6	(36)	(856)	(407)	(1,255)
Contribution to (disposal of) investment	(4,076)	-	2,200	-	-	(1,876)
Advances to joint ventures applied to (transferred from) carrying amount of investments	-	(6)	(29)	856	297	1,118
As at June 30, 2019	$-	$-	$2,135	$-	$(110)	$2,025

	Whistler (i)	MedMen Canada (ii)	Cronos GrowCo (iii)	Cronos Australia (iv)	NatuEra (v)	Total
As at January 1, 2018	$3,807	$-	$-	$-	$-	$3,807
Share of net income	44	-	-	-	-	44
As at June 30, 2018	$3,851	$-	$-	$-	$-	$3,851

Cronos Group Inc.
Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)
____________________________________________________________________________________________________________

5.	Equity accounted investees (continued)

(i)
Whistler was incorporated in British Columbia, Canada and is a License Holder with production facilities in British Columbia, Canada. Although the Company held less than 20% of the ownership interest and voting control of Whistler as at December 31, 2018, the Company had the ability to exercise significant influence through both its power to elect board members, and aggregately, with affiliated shareholders, the Company held over 20% of the voting control of Whistler.

On March 4, 2019, the Company sold all 2,563 shares of Whistler, representing approximately 19.0% of Whistler's issued and outstanding common shares, to Aurora Cannabis Inc. ("Aurora"), in connection with Aurora's acquisition of Whistler (the "Whistler Transaction"). As a result of the closing of the Whistler Transaction, the Company received 2,524,341 Aurora common shares with an aggregate value of approximately $24,682. The closing of the Whistler Transaction resulted in a gain of $20,606 recognized in net income, with the Aurora common shares received being measured at fair value through profit or loss. Refer to Note 6. In addition, the Company expects to receive further Aurora common shares valued at an aggregate of approximately $7,600 upon the satisfaction of certain specified milestones, which has not been recognized in these amended and restated unaudited condensed interim consolidated financial statements. The exact number of Aurora common shares to be issued to the Company following the satisfaction of each such milestone will be determined in reference to the five-day volume weighted average price of Aurora common shares immediately prior to the achievement of the applicable milestone.

(ii)
MedMen Canada was incorporated under the Canada Business Corporations Act ("CBCA") on March 13, 2018, with the objective of distribution, sale, and marketing of cannabis products in Canada. MedMen Canada holds the exclusive license to the MedMen brand in Canada for a minimum term of 20 years commencing from 2018.

(iii)
Cronos GrowCo was incorporated under the CBCA on June 14, 2018, with the objective of building a cannabis production greenhouse, applying for cannabis licenses under the Cannabis Act, and growing, cultivating, extracting, producing, selling, and distributing cannabis in accordance with such licenses.

(iv)
Cronos Australia Pty. Ltd. was incorporated under the Corporations Act 2001 (Australia) on December 6, 2016. On September 27, 2018, Cronos Australia Pty. Ltd. underwent a restructuring, resulting in the incorporation of Cronos Australia Limited on that date, which became the ultimate holding company of the group, owning 100% of Cronos Australia Group Pty. Ltd., which in turn owns 100% of Cronos Australia - Marketing & Distribution Pty. Ltd., Cronos Australia - Operations Pty. Ltd, and Cronos Australia – New Zealand Ltd. Cronos Group has committed to provide 50% of the capital expenditure and operating expense funding requirements, amounting to approximately $10,000. The timing of these funding obligations has not been determined as of June 30, 2019.

Advances are denominated in Australian dollars ("AUD"). $1,474 ($1,500 AUD) (December 31, 2018 - $990 ($1,000 AUD)) is governed by an unsecured loan bearing interest at a rate of 12% per annum, calculated and compounded daily, in arrears, on the amounts advanced from the date of each advance. The loan is due at the earlier of Cronos Australia's initial public offering date and December 1, 2020. If the loan is overdue, the outstanding amount bears interest at an additional 2% per annum.

(v)
The Company indirectly holds a 50% interest in NatuEra Colombia S.A.S. ("NatuEra Colombia") through the Company's joint venture, NatuEra. NatuEra Colombia is a wholly owned subsidiary of NatuEra, incorporated in Colombia. Advances are denominated in United States dollars ("USD"). $297 ($226 USD) (December 31, 2018 - $nil) is governed by an unsecured promissory note bearing interest at a rate of 1% per annum. The loan is due January 25, 2020.

Cronos Group Inc.
Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)
____________________________________________________________________________________________________________

6.	Other investments

Other investments consist of investments in common shares and warrants of companies in the cannabis industry. These investments, with the exception of shares of Evergreen Medicinal Supply Inc. ("Evergreen") and warrants of ABcann Global Corporation (now known as "VIVO Cannabis Inc.") ("ABcann"), were quoted in an active market as of the relevant period end date and, as a result, had a reliably measurable fair value as of such period end dates.

	As at June 30, 2019	As at December 31, 2018
Fair value through other comprehensive income investments
Canopy Growth Corporation ("Canopy") (i)	$-	$405
Evergreen (ii)	300	300
	$300	$705

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Gain recognized in net income (loss)
Aurora (iv)	$-	$-	$924	$-
ABcann - share warrants (iii)	-	-	-	221
	$-	$-	$924	$221

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Gain (loss) recognized in other comprehensive income (loss) before taxes
Canopy (i)	$-	$53	$67	$235
ABcann - shares (iii)	-	(34)	-	(224)
	$-	$19	$67	$11

(i)	During the six months ended June 30, 2019, the Company sold all remaining 11,062 common shares of Canopy for gross proceeds of $472 (2018 - 18,436 shares for gross proceeds of $687).

(ii)
On March 16, 2017, Evergreen received a cultivation license under the Cannabis Act. As a result, the Company completed its subscription for a second tranche of common shares of Evergreen for $100 and exercised its option to acquire an additional 5% of the equity of Evergreen for $500, for a total additional investment of $600. However, Evergreen, through its counsel, has indicated that the Company is not entitled to any interest in Evergreen and has rejected the payment. The Company filed a statement of claim in the Supreme Court of British Columbia and Evergreen has filed a statement of defence. The Company intends to vigorously pursue the enforcement of its rights to acquire equity in Evergreen.

(iii)
During the six months ended June 30, 2018, the Company exercised 182,927 share warrants for aggregate consideration of $113, for additional shares of ABcann. Prior to the exercise, the share warrants were revalued to fair value using the Black-Scholes option pricing model. Subsequently, the Company sold all of its shares of ABcann for proceeds of $280.

(iv)
In connection with the Whistler Transaction described in Note 5, the Company received 2,524,341 common shares of Aurora. During the six months ended June 30, 2019, the Company sold all 2,524,341 common shares of Aurora, for gross proceeds of $25,606.

Cronos Group Inc.
Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)
____________________________________________________________________________________________________________

7.	Loans receivable

	As at June 30, 2019	As at December 31, 2018
Loan receivable from 2645485 Ontario Inc. ("Mucci") (i)	$16,350	$-
Loan receivable from Evergreen (ii)	265	265
Add: Accrued interest	49	49
Total loans receivable	$16,664	$314

(i)
On June 28, 2019, the Company entered into a promissory note receivable agreement (the "promissory note") for $16,350 with Mucci, the other 50% shareholder of Cronos GrowCo. The outstanding principal amount of the promissory note bears interest at 3.95% due within 90 days of demand. The Company does not intend to demand the loan within 12 months. Interest accrued under the promissory note until July 1, 2021 shall be satisfied by a way of capitalization on the principal amount and interest thereafter shall be paid in cash on a quarterly basis. The loan is secured by a general security agreement covering all assets of Mucci.

(ii)	The loan is due on demand. The loan accrued interest at 8% per year, up to March 31, 2017, calculated and payable annually in arrears. Refer to Note 6(ii) for details.

The Company has revised its assessment of the loan receivable from Evergreen and now expects to realize its investment in the long term. The comparative balance has been adjusted to conform to current period classifications.

8.	Property, plant and equipment

Cost	As at January 1, 2019	Additions (i)	Transfers	As at June 30, 2019
Land	$3,207	$17	$-	$3,224
Building structures	21,652	14,788	135,767	172,207
Furniture and equipment	676	309	-	985
Computer equipment	464	436	-	900
Security equipment	985	217	-	1,202
Production equipment	4,823	2,607	-	7,430
Road	137	-	-	137
Leasehold improvements	1,584	260	-	1,844
Construction in progress	141,473	9,800	(135,767)	15,506
	$175,001	$28,434	$-	$203,435

Accumulated depreciation	As at January 1, 2019	Additions (ii)	Transfers	As at June 30, 2019
Building structures	$1,184	$2,596	$-	$3,780
Furniture and equipment	121	76	-	197
Computer equipment	169	121	-	290
Security equipment	384	112	-	496
Production equipment	896	423	-	1,319
Road	17	2	-	19
Leasehold improvements	510	106	-	616
	$3,281	$3,436	$-	$6,717
Net book value	$171,720			$196,718

Cronos Group Inc.
Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)
____________________________________________________________________________________________________________

8.	Property, plant and equipment (continued)

Cost	As at January 1, 2018	Additions (i)	Transfers	As at June 30, 2018
Land	$1,558	$19	$-	$1,577
Building structures	11,518	1,780	-	13,298
Furniture and equipment	134	293	-	427
Computer equipment	148	87	-	235
Security equipment	886	64	-	950
Production equipment	2,481	246	-	2,727
Road	137	-	-	137
Leasehold improvements	1,497	87	-	1,584
Construction in progress	39,337	35,474	-	74,811
	$57,696	$38,050	$-	$95,746

Accumulated depreciation	As at January 1, 2018	Additions (ii)	Transfers	As at June 30, 2018
Building structures	$433	$308	$-	$741
Furniture and equipment	43	28	-	71
Computer equipment	75	27	-	102
Security equipment	196	91	-	287
Production equipment	431	210	-	641
Road	10	3	-	13
Leasehold improvements	336	84	-	420
	$1,524	$751	$-	$2,275
Net book value	$56,172			$93,471

(i)
During the six months ended June 30, 2019, there were non-cash additions from the amortization of capitalized transaction costs and the capitalization of accrued interest to construction in progress and building structures amounting to $481 (2018 - $383). Refer to Note 12. In addition, advances from non-controlling interests accrued interest of $54 (2018 - $nil) which was capitalized to construction in progress during the six months ended June 30, 2019. Refer to Note 10.

(ii)
During the six months ended June 30, 2019, $86 (2018 - $392) of the current period's depreciation expense was recorded as part of cost of sales. An additional $2,799 (2018 - $115) of depreciation expense was capitalized to biological assets and inventory.

Cronos Group Inc.
Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)
____________________________________________________________________________________________________________

9.	Intangible assets and goodwill

(a)	Intangible assets

Cost	As at January 1, 2019	Additions	As at June 30, 2019
Software	$360	$628	$988
Health Canada Licenses - OGBC	1,611	-	1,611
Health Canada Licenses - Peace Naturals	9,596	-	9,596
Israeli Cannabis Code - Cronos Israel G.S. Cultivations Ltd. (i)	156	-	156
Israeli Cannabis Code - Cronos Israel G.S. Manufacturing Ltd. (i)	218	-	218
	$11,941	$628	$12,569

(i)
The Israeli Cannabis Codes were transferred by non-controlling interests to Cronos Israel in exchange for their equity interests in the Cronos Israel entities specified above. Refer to Note 10. The Cultivation facility is substantially complete, and the Manufacturing facility is currently under construction. Amortization will begin when the facilities are available for use.

Accumulated amortization	As at January 1, 2019	Amortization	As at June 30, 2019
Software	$73	$84	$157
Health Canada Licenses - OGBC	101	50	151
Health Canada Licenses - Peace Naturals	533	267	800
	$707	$401	$1,108
Net book value	$11,234		$11,461

Cost	As at January 1, 2018	Additions	As at June 30, 2018
Software	$-	$169	$169
Health Canada Licenses - OGBC	1,611	-	1,611
Health Canada Licenses - Peace Naturals	9,596	-	9,596
	$11,207	$169	$11,376

Accumulated amortization	As at January 1, 2018	Amortization	As at June 30, 2018
Software	$-	$16	$16
Health Canada Licenses - OGBC	-	50	50
Health Canada Licenses - Peace Naturals	-	267	267
	$-	$333	$333
Net book value	$11,207		$11,043

Cronos Group Inc.
Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)
____________________________________________________________________________________________________________

9.	Intangible assets and goodwill (continued)

(b)	Goodwill

	As at January 1, 2018	Additions	As at June 30, 2019
OGBC	$392	$-	$392
Peace Naturals	1,400	-	1,400
	$1,792	$-	$1,792

10.	Subsidiaries with non-controlling interests

In September 2018, the Company subscribed for its equity interest in a strategic joint venture in Israel, consisting of four legal entities, with the Israeli agricultural collective settlement Kibbutz Gan Shmuel ("Gan Shmuel"), for the production, manufacturing and distribution of medical cannabis. The Company's equity interest subscription in all four of the Israeli entities comprising Cronos Israel, was accounted for as an asset acquisition as the Israeli entities did not meet the definition of a business at the respective dates Cronos Group acquired control. Gan Shmuel provided the Company a promissory note for monies advanced from the Company up to the sum of $978 (2,700 Israeli Shekels ("ILS")). During the six months ended June 30, 2018, the Company advanced a sum of $1,304 (3,600 ILS). As such, $326 (900 ILS) of the receivable was unsecured. From September 2018 and onwards, Cronos Israel has been included in these consolidated financial statements.

Financial information of significant subsidiaries with non-controlling interests are as follows:

	Cronos Israel G.S. Cultivations Ltd.	Cronos Israel G.S. Manufacturing Ltd.	As at June 30, 2019	As at December 31, 2018
Percentage interest held by non-controlling interests	30%	10%

Current assets	$900	$899	$1,799	$1,403
Non-current assets	10,042	17,234	27,276	11,050

Current liabilities	1,207	1,223	2,430	401
Non-current liabilities (i)	10,523	16,051	26,574	10,601

Shareholders' equity	(788)	859	71	1,451
Attributable to:
Cronos Group	(552)	773	221	1,315
Non-controlling interests	(236)	86	(150)	136

(i)
Non-current liabilities include advances from non-controlling interests, in the amount of $2,151 (December 31, 2018 - $2,092) plus cumulative accrued interest of $98 (December 31, 2018 - $44). These advances are denominated in ILS, are unsecured, bear interest at 5%, with no fixed terms of repayment. Refer to Note 22(d).

The above information represents amounts before intercompany eliminations.

Cronos Group Inc.
Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)
____________________________________________________________________________________________________________

11.	Leases

Information about leases in which the Company is a lessee is presented below.

(a)	Right-of-use assets

The Company's leasing activities include the lease of land-use rights, office premises, and equipment used in the production of cannabis and related products.

Cost	As at January 1, 2019 (Note 3)	Additions	As at June 30, 2019
Land-use rights	$884	$9	$893
Building	1,006	1,626	2,632
Production equipment	217	-	217
	$2,107	$1,635	$3,742

Accumulated depreciation	As at January 1, 2019 (Note 3)	Additions	As at June 30, 2019
Land-use rights	$40	$30	$70
Building	104	147	251
Production equipment	46	16	62
	$190	$193	$383
Net book value	$1,917		$3,359

Production equipment	As at January 1, 2018	Additions	As at June 30, 2018
Cost	$-	$217	$217
Accumulated depreciation	-	(31)	(31)
Net book value	$-	$186	$186

(b)	Maturity analysis of lease obligations

The following represents a maturity analysis of the Company's undiscounted contractual lease obligations and potential exposures as at June 30, 2019.

	Less than one year	One to five years	More than five years	Total
Contractual obligations
Lease obligations recognized	$797	$2,977	$1,671	$5,445
Short-term leases not recognized (i)	234	-	-	234
	$1,031	$2,977	$1,671	$5,679
Potential exposures
Extension options	-	119	6,309	6,428
Lease not yet commenced to which the Company is committed	171	1,216	750	2,137
	$1,202	$4,312	$8,730	$14,244

(i)
The Company has applied the recognition exemption to short-term leases, which are therefore not recognized in the amended and restated unaudited condensed interim consolidated statements of financial position.

Cronos Group Inc.
Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)
____________________________________________________________________________________________________________

11.	Leases (continued)

(c)	Supplemental disclosures

For the six months ended June 30, 2019, the Company recognized $161 of interest expense on lease obligations and $234 of lease payments associated with short-term leases in the amended and restated unaudited condensed interim consolidated statements of operations and comprehensive income (loss). For the six months ended June 30, 2019, the total cash outflow relating to leases amounted to $450.

12.	Construction loan payable

	As at June 30, 2019	As at December 31, 2018
Aggregate advances	$-	$21,311
Less: transaction costs (net of amortization)	-	(481)
Add: accrued interest	-	121
	$-	$20,951

On August 23, 2017, Peace Naturals, as borrower, signed a construction loan agreement with Romspen Investment Corporation as lender, to borrow $40,000, to be funded by way of multiple advances. The aggregate advances were limited to $35,000 until the lender received an appraisal valuing the property in British Columbia at an amount of not less than $8,000. The loan bore interest at a rate of 12% per annum, calculated and compounded monthly, in arrears, on the amounts advanced from the date of each advance. The term of the loan was two years, with the borrower's option to extend for another twelve months. The loan was guaranteed by Cronos Group, Hortican, OGBC, the responsible-person-in-charge and the senior-person-in-charge of OGBC and Peace Naturals.

On January 23, 2019, the Company entered into a credit agreement with Canadian Imperial Bank of Commerce, as administrative agent and lender, and the Bank of Montreal, as lender, in respect of a $65,000 secured non-revolving term loan credit facility (the "Credit Facility"). The Company used the funds available under the Credit Facility to fully repay the construction loan payable, consisting of $21,311 in loan principal and $275 in accrued interest and fees, calculated for the period from January 1, 2019 to January 22, 2019. On March 8, 2019, the Credit Facility was fully repaid. In connection to the Credit Facility, the Company incurred financing costs of $523 which were expensed upon repayment of the Credit Facility.

13.	Derivative liabilities

On March 8, 2019, the Company closed the previously announced investment in the Company (the "Altria Investment") by Altria Group, Inc. ("Altria"), pursuant to a subscription agreement dated December 7, 2018. Upon closing, the Altria Investment consisted of 149,831,154 common shares of the Company (refer to Note 14(a)), and one warrant of the Company (the "Altria Warrant"), refer to Note 13(a), issued to wholly owned subsidiaries of Altria. As of the closing date, Altria beneficially held an approximate 45% ownership interest in the Company (calculated on a non-diluted basis). As summarized in this note, if exercised in full on such date, the exercise of the Altria Warrant would result in Altria holding a total ownership interest in the Company of approximately 55% (calculated on a non-diluted basis). Pursuant to the investor rights agreement between the Company and Altria, entered into in connection with the closing of the Altria Investment (the "Agreement"), the Company granted Altria certain rights, among others, summarized in this note.

Cronos Group Inc.
Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)
____________________________________________________________________________________________________________

13.	Derivative liabilities (continued)

The summaries below are qualified entirely by the terms and conditions fully set out in the Agreement and the Altria Warrant, as applicable.

(a)
As at June 30, 2019, the Altria Warrant entitles the holder, subject to certain qualifications and limitations, to subscribe for and purchase up to 74,698,787 common shares at the exercise price of $19.00 per common share, until expiry on March 8, 2023. The number of common shares of the Company to which the holder is entitled, and the corresponding exercise price, is subject to adjustment pursuant to a share dividend, share issuance, distribution, or share subdivision, split or other division, share consolidation, reverse-split or other aggregation, share reclassification, a capital reorganization, consolidation, amalgamation, arrangement, binding share exchange, merger or other combination, certain securities issuances, redemptions or certain other actions that would result in a reduction in the number of common shares of the Company outstanding, in each case, executed by the Company. If and whenever there is a reclassification of the common shares or a capital reorganization of the Company, or a consolidation, amalgamation, arrangement, binding share exchange or merger of the Company, in each case executed by the Company and pursuant to which (i) in the event the consideration received by the Company's shareholders is exclusively cash, the Company or the successor entity is required to purchase the Altria Warrant in cash equal to the amount by which the purchase price per share paid for the common shares acquired exceeds the exercise price of the Altria Warrant multiplied by the number of common shares that would be issuable upon exercise of the Altria Warrant, and (ii) in the event the consideration received by the Company's shareholders is not exclusively cash, the Altria Warrant shall remain outstanding in accordance with its terms.

(b)
The Company granted to Altria, subject to certain qualifications and limitations, upon the occurrence of certain issuances of common shares of the Company executed by the Company (including issuances pursuant to the research and development partnership with Ginkgo Bioworks Inc. (the "Ginkgo Agreement"), refer to Note 19(a)(i)), the right to purchase up to such number of common shares of the Company in order to maintain its ownership percentage of issued and outstanding common shares of the Company immediately preceding any shares so issued by the Company ("Pre-emptive Rights"), at the same price per common share of the Company at which the common shares of the Company are sold in the relevant issuance; provided that the price per common share of the Company to be paid pursuant to its exercise of its Pre-emptive Rights related to the Ginkgo Agreement will be $16.25 per common share of the Company. These rights may not be exercised if Altria's ownership percentage of the issued and outstanding shares of the Company falls below 20%.

(c)
In addition to (and without duplication of) the Pre-emptive Rights, the Company granted to Altria, subject to certain qualifications and limitations, the right to subscribe for common shares of the Company issuable in connection with the exercise, conversion or exchange of convertible securities of the Company issued prior to March 8, 2019 or thereafter, a share incentive plan of the Company, the exercise of any right granted by the Company pro rata to all shareholders of the Company to purchase additional common shares and/or securities of the Company, bona fide bank debt, equipment financing or non-equity interim financing transactions that contemplates an equity component or bona fide acquisitions, mergers or similar business combination transactions or joint ventures involving the Company in order to maintain their ownership percentage of issued and outstanding common shares of the Company immediately preceding any such transactions ("Top-up Rights"). The price per common share to be paid by Altria pursuant to the exercise of its Top-up Rights will be, subject to certain limited exceptions, the 10-day volume-weighted average price of the common shares of the Company on the TSX at the time of exercise; provided that the per price per common share of the Company to be paid by Altria pursuant to the exercise of its Top-up Rights in connection with the issuance of common shares of the Company pursuant to the exercise of options or warrants that are outstanding as of March 8, 2019 will be $16.25 per common share. These rights may not be exercised if Altria's ownership percentage of the issued and outstanding shares of the Company falls below 20%.

Cronos Group Inc.
Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)
____________________________________________________________________________________________________________

13.	Derivative liabilities (continued)

The Company's policy for accounting for its derivative liabilities is as follows:

Derivative liabilities are initially recognized at fair value at the date on which the derivative contract is entered into. Any attributable transaction costs are recognized in net income (loss) as incurred. Subsequent to initial recognition, derivative liabilities are measured at fair value, and changes are recognized immediately in net income (loss).

The Altria Warrant, Pre-emptive Rights, and the fixed price Top-up Rights have been classified as derivative liabilities; related transaction costs of $29,660 have been expensed as financing costs. A reconciliation of the carrying amounts from the date of initial recognition, March 8, 2019, to June 30, 2019 is presented below:

		As at March 8, 2019	Gain on revaluation	Exercise of rights	As at June 30, 2019
(a)	Altria Warrant	$1,458,366	$(459,109)	$-	$999,257
(b)	Pre-emptive Rights	124,176	(43,801)	-	80,375
(c)	Top-up Rights	518,116	(197,416)	(738)	319,962
		$2,100,658	$(700,326)	$(738)	$1,399,594

The following is a reconciliation of the carrying amounts for the three months ended June 30, 2019:

		As at April 1, 2019	Gain on revaluation	Exercise of rights	As at June 30, 2019
(a)	Altria Warrant	$1,159,856	$(160,599)	$-	$999,257
(b)	Pre-emptive Rights	96,384	(16,009)	-	80,375
(c)	Top-up Rights	408,035	(87,335)	(738)	319,962
		$1,664,275	$(263,943)	$(738)	$1,399,594

The fair values of the derivative liabilities were determined using the Black-Scholes pricing model as at June 30, 2019 and March 8, 2019, applying the following inputs:

		As at June 30, 2019			As at March 8, 2019
		Altria Warrant	Pre-emptive Rights	Top-up Rights	Altria Warrant	Pre-emptive Rights	Top-up Rights
	Share price at valuation date (per share)	$21.01	$21.01	$21.01	$29.15	$29.15	$29.15
	Subscription price (per share)	$19.00	$16.25	$16.25	$19.00	$16.25	$16.25
(i)	Weighted average risk-free interest rate	1.40%	1.50%	1.48%	1.65%	1.64%	1.64%
(ii)	Weighted average expected life (in years)	3.69	1.75	2.12	4.00	2.00	2.68
(iii)	Expected annualized volatility	89%	89%	89%	80%	80%	80%
	Expected dividend yield	0%	0%	0%	0%	0%	0%

Cronos Group Inc.
Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)
____________________________________________________________________________________________________________

13.	Derivative liabilities (continued)

(i)	The risk-free interest rate was based on Bank of Canada government treasury bills and bonds with a remaining term equal to the expected life of the derivative liabilities.

(ii)
The expected life in years represents the period of time that the derivative liabilities are expected to be outstanding. The expected life of the Pre-emptive Rights and Top-up Rights is determined based on the expected term of the underlying options, warrants, and shares, to which the Pre-emptive Rights and Top-up Rights are linked.

(iii)	Volatility was estimated by taking the average of the historical volatility of the Company and its peer group.

The following table quantifies each of the significant unobservable inputs described above and provides a sensitivity analysis of the impact on the reported values of the derivative liabilities. The sensitivity analysis for each significant input is performed by assuming a 10% decrease in the input while other significant inputs remain constant at management's best estimate as of the respective dates.

	Decrease as at June 30, 2019			Decrease as at March 8, 2019
Unobservable inputs	Altria Warrant	Pre-emptive Rights	Top-up Rights	Altria Warrant	Pre-emptive Rights	Top-up Rights
Share price at valuation date (per share)	$128,604	$12,060	$46,226	$185,292	$17,688	$69,922
Weighted average expected life	37,480	3,973	4,854	41,622	3,477	12,998
Expected annualized volatility	71,012	5,194	20,499	76,423	5,022	22,130

Assuming a 10% increase in the input while other significant inputs remain constant at management's best estimate as of the respective dates, there would be an equal but opposite impact on impact on net income (loss) as at June 30, 2019 and impact on share capital as at March 8, 2019, refer to Note 14(a).

These inputs are level 3 on the fair value hierarchy, and are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of these derivative liabilities in future periods.

14.	Share capital

(a)	Common shares

The Company is authorized to issue an unlimited number of no par value common shares.

The holders of the common shares are entitled to receive dividends which may be declared from time to time, and are entitled to one vote per share at shareholder meetings of the Company. All common shares are ranked equally with regards to the Company's residual assets.

During the six months ended June 30, 2019, the Company issued 149,831,154 common shares in connection with the Altria Investment. The total gross proceeds received by the Company were $2,434,757, which were first allocated to the derivative liabilities issued in connection with the Altria Investment, refer to Note 13, and the residual of $334,099 were allocated to share capital. Pursuant to the Altria Investment, the Company incurred transaction costs of $34,662, of which $5,002 was allocated to share capital and $29,660 to the derivative liabilities based on the relative values assigned to the respective components. During the three and six months ended June 30, 2019, the Company issued 50,938 common shares upon Altria's exercise of Top-up Rights for gross cash proceeds of $828, in addition to the $738 partial extinguishment of derivative liability. Refer to Note 13(c).

During the six months ended June 30, 2018, the Company issued 15,677,143 common shares for aggregate gross proceeds of $146,032 through two bought deal offerings.

Cronos Group Inc.
Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)
____________________________________________________________________________________________________________

14.	Share capital (continued)

(b)	Top-up Rights - market price

As part of the Altria Investment, the Company granted Top-up Rights to Altria, see Note 13(c). For options or warrants granted after March 8, 2019, see Note 15(b)(ii), the price per common share to be paid by Altria pursuant to the exercise of its Top-up Rights will be, subject to certain limited exceptions, the 10-day volume-weighted average price of the common shares of the Company on the TSX at the time of exercise. No value is assigned to these rights until they are exercised. These rights may not be exercised if Altria's ownership percentage of the issued and outstanding shares of the Company falls below 20%.

15.	Share-based payments

(a)	Warrants

The following is a summary of the changes in warrants from January 1, 2019 to June 30, 2019:

	Weighted average exercise price	Number of warrants	Share-based reserve
Balance at January 1, 2019	$0.26	25,457,623	$1,548
Exercise of warrants	0.36	(7,390,961)	(794)
Balance at June 30, 2019	$0.26	18,066,662	$754

The following is a summary of the changes in warrants from January 1, 2018 to June 30, 2018:

	Weighted average exercise price	Number of warrants	Share-based reserve
Balance at January 1, 2018	$0.24	38,654,654	$3,364
Exercise of warrants	0.21	(11,364,335)	(1,496)
Expiry of warrants	0.08	(82,695)	-
Balance at June 30, 2018	$0.26	27,207,624	$1,868

As at June 30, 2019, the Company had outstanding warrants as follows:

Grant date	Expiry date	Number of warrants	Weighted average exercise price
October 8, 2015 - October 28, 2015	October 8, 2020 - October 28, 2020	2,976,610	$0.31
May 13, 2016 - May 27, 2016	May 13, 2021 - May 27, 2021	15,090,052	0.25
		18,066,662	$0.26

Cronos Group Inc.
Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)
____________________________________________________________________________________________________________

15.	Share-based payments (continued)

(b)	Stock options

(i)	Stock option plans

The Company had adopted an amended and restated stock option plan dated May 26, 2015 (the "2015 Stock Option Plan") which was approved by shareholders of the Company at the annual and general meeting of shareholders held on June 28, 2017. The 2015 Stock Option Plan allowed the Board to award options to purchase shares to certain directors, officers, key employees and service providers of the Company. The 2015 Stock Option Plan was amended by the Board in August 2019 to provide for certain provisions relevant to the treatment of options that have been issued to participants resident in Israel, in order to reflect the requirements of certain Israeli tax laws. No further awards will be granted under the 2015 Stock Option Plan; however, shares may be purchased via option exercise by the holders of any outstanding stock options previously issued under the 2015 Stock Option Plan.

On June 28, 2018, the shareholders of the Company approved a new stock option plan (the "2018 Stock Option Plan") which superseded the 2015 Stock Option Plan. The 2018 Stock Option Plan was amended by the Board in May 2019 to provide for certain provisions relevant to the treatment of options that may be issued from time to time to participants resident in Israel, in order to reflect the requirements of certain Israeli tax laws.

Participants under the 2018 Option Plan are eligible to be granted options to purchase shares at an exercise price established upon approval of the grant by the Board. When options are granted, the exercise price is, with respect to a particular date, the closing price as reported by the TSX on the immediately preceding trading day (the "Fair Market Value"). The 2018 Option Plan does not authorize grants of options with an exercise price below the Fair Market Value.

Vesting conditions for grants of options are determined by the Board. The typical vesting for employee grants is quarterly vesting over four to five years, and the typical vesting for directors and executive officers is quarterly vesting over three to five years. The term of the options is established by the Board, provided that the term of an option may not exceed seven years from the date of the grant.

The 2018 Option Plan also provides for the issuance of share appreciation rights ("SARs") in tandem with options. Each SAR entitles the holder to surrender to the Company, unexercised, the right to subscribe for shares pursuant to the related option and to receive from the Company a number of shares, rounded down to the next whole share, with a Fair Market Value on the date of exercise of each such SAR that is equal to the difference between such Fair Market Value and the exercise price under the related option, multiplied by the number of shares that cease to be available under the option as a result of the exercise of the SAR, subject to satisfaction of applicable withholding taxes and other source deductions. Each unexercised SAR terminates when the related option is exercised or the option terminates, including upon a change in control. Upon each exercise of an SAR, in respect of a share covered by an option, such option is cancelled and is of no further force or effect in respect of such share.

(ii)	Summary of changes

The following is a summary of the changes in options from January 1, 2019 to June 30, 2019:

	Weighted average exercise price	Number of options	Share-based reserve
Balance at January 1, 2019	$2.99	12,902,995	$6,241
Issuance of options	20.81	1,315,787	-
Exercise of options and SARs	3.76	(227,342)	(407)
Cancellation of options	1.63	(2,895)	-
Vesting of issued options	-	-	2,739
Balance at June 30, 2019	$4.66	13,988,545	$8,573

Cronos Group Inc.
Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)
____________________________________________________________________________________________________________

15.	Share-based payments (continued)

(b)	Stock options (continued)

The following is a summary of the changes in options from January 1, 2018 to June 30, 2018:

	Weighted average exercise price	Number of options	Share-based reserve
Balance at January 1, 2018	$2.05	11,603,750	$2,289
Issuance of options	7.88	1,805,000	-
Exercise of options and SARs	1.32	(519,672)	(203)
Cancellation of options	2.69	(8,000)	-
Vesting of issued options	-	-	1,724
Balance at June 30, 2018	$2.90	12,881,078	$3,810

The weighted average share price at the dates the options were exercised during the six months ended June 30, 2019 was $25.24 per share (2018 - $9.08 per share).

As at June 30, 2019, the Company had outstanding and exercisable options as follows:

				Weighted average
Grant date	Vesting terms	Expiry date	Number of options	Exercise price	Remaining contractual life (in years)
August 5, 2016	Evenly over 48 months	August 5, 2021	1,058,334	$0.50	2.10
October 6, 2016	Evenly over 48 months	October 6, 2021	3,273,790	1.23	2.27
November 21, 2016	Evenly over 48 months	November 21, 2021	182,000	1.84	2.40
April 12, 2017	Evenly over 48 months	April 12, 2022	3,262,231	3.14	2.79
August 23, 2017	Evenly over 48 months	August 23, 2022	2,867,236	2.42	3.15
November 9, 2017	Evenly over 48 months	November 9, 2022	200,000	3.32	3.36
January 30, 2018	Evenly over 48 months	January 30, 2023	272,917	8.40	3.59
January 31, 2018	Evenly over 48 months	January 31, 2023	109,375	9.00	3.59
May 18, 2018	Evenly over 48 months	May 18, 2023	1,163,750	7.57	3.88
June 28, 2018	Evenly over 20 quarters	June 28, 2023	180,000	8.22	4.00
September 13, 2018	Evenly over 16 quarters	September 13, 2025	25,000	14.70	6.21
October 12, 2018	Evenly over 16 quarters	October 12, 2025	28,125	11.80	6.29
December 14, 2018	Evenly over 20 quarters	December 14, 2025	50,000	15.29	6.46
March 28, 2019	Evenly over 16 quarters	March 28, 2024	51,830	24.75	4.75
May 11, 2019	Evenly over 16 quarters	May 11, 2024	1,263,957	20.65	4.87
Outstanding at June 30, 2019			13,988,545	$4.66	3.04
Exercisable at June 30, 2019			6,580,238	$2.40	2.69

These options expire at the earlier of 180 days of the death, disability or incapacity of the holder or specified expiry date, and can only be settled in common shares.

Cronos Group Inc.
Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)
____________________________________________________________________________________________________________

15.	Share-based payments (continued)

(b)	Stock options (continued)

(iii)	Fair value of options issued

The fair value of the options issued during the period was determined using the Black-Scholes option pricing model, using the following inputs:

	Six Months Ended June 30,
	2019	2018
Share price at grant date (per share)	$20.65 - $24.75	$7.57 - $9.00
Exercise price (per option)	$20.65 - $24.75	$7.57 - $9.00
Risk-free interest rate (i)	1.51% - 1.62%	2.01% - 2.23%
Expected life of options (in years) (ii)	5	5
Expected annualized volatility (iii)	80%	55%
Expected dividend yield	0%	0%
Weighted average Black-Scholes value at grant date (per option)	$13.29 - $15.91	$3.72 - $4.40

(i)	The risk-free interest rate was based on Bank of Canada government bonds with a term equal to the expected life of the options.

(ii)	The expected life in years represents the period of time that the options granted are expected to be outstanding.

(iii)	Volatility was estimated by taking the average of the historical volatility of the Company and its peer group at the date of issuance.

16.	Revenue from contracts with customers

The Company derives revenue from the following major product lines and geographical regions:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019 (Restated - Note 27)	2018
Canadian
Dry cannabis	$8,215	$2,296	$11,065	$4,716
Cannabis oils	2,124	636	3,651	891
Other	30	8	134	113
	$10,369	$2,940	$14,850	$5,720
International
Dry cannabis	418	454	446	619
Total gross revenue from contracts with customers	$10,787	$3,394	$15,296	$6,339

During the three and six months ended June 30, 2019 and June 30, 2018, the Company earned gross revenue of $5,509 from 1 major customer (2018 - $1,440 from 1 major customer) and $8,037 from 2 major customers (2018 - $3,016 from 2 major customers), respectively. During the six months ended June 30, 2019, $300 (2018 - $nil) in expected credit losses were recognized on receivables from contracts with customers in net income (loss). Refer to Note 22(a)(i).

Cronos Group Inc.
Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)
____________________________________________________________________________________________________________

17.	Earnings (loss) per share

Basic and diluted earnings (loss) per share are calculated using the following numerators and denominators:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019 (Restated - Note 27)	2018
Basic earnings (loss) per share computation
Net income (loss) attributable to common shareholders	$251,117	$723	$679,221	$(327)
Weighted average number of common shares outstanding	334,665,873	175,529,196	317,940,749	166,343,078
Basic earnings (loss) per share	$0.75	$0.00	$2.14	$(0.00)

Diluted earnings (loss) per share computation
Net income (loss) used in the computation of basic earnings (loss) per share	$251,117	$723	$679,221	$(327)
Adjustment for gain on revaluation of derivative liabilities	(168,594)	-	(467,380)	-
Net income (loss) used in the computation of diluted income (loss) per share	$82,523	$723	$211,841	$(327)

Weighted average number of common shares outstanding used in the computation of basic earnings (loss) per share	334,665,873	175,529,196	317,940,749	166,343,078
Dilutive effect of warrants	19,287,262	26,917,949	21,239,056	-
Dilutive effect of stock options and share appreciation rights	10,992,464	9,077,085	11,291,914	-
Dilutive effect of Altria Warrant	9,100,465	-	13,633,605	-
Dilutive effect of Top-up Rights - exercisable fixed price	630,531	-	766,769	-
Weighted average number of common shares outstanding used in the computation of diluted earnings (loss) per share	374,676,595	211,524,230	364,872,093	166,343,078

Diluted earnings (loss) per share	$0.22	$0.00	$0.58	$(0.00)

The following securities were not included in the computation of diluted shares outstanding because the effect would be anti-dilutive or because conditions for contingently issuable shares were not satisfied at the end of the reporting periods.

		Three Months Ended June 30,		Six Months Ended June 30,
	Notes	2019	2018	2019	2018
Ginkgo Equity Milestones	19(a)(i)	14,674,904	-	14,674,904	-
Pre-emptive Rights	13(b)	12,006,740	-	12,006,740	-
Top-up Rights - fixed price	13(c)	25,150,434	-	25,150,434	-
Top-up Rights - market price	14(b)	1,076,553	-	1,076,553	-
Warrants	15(a)	-	-	-	27,207,624
Stock options	15(b)	51,830	-	51,830	12,881,078
Total anti-dilutive securities		52,960,461	-	52,960,461	40,088,702

Cronos Group Inc.
Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)
____________________________________________________________________________________________________________

18.	Related party transactions

The following is a summary of the Company's related party transactions during the period:

(a)	Key management compensation

Key management personnel are persons responsible for planning, directing and controlling activities of the entity, and include executive and non-executive directors. Compensation provided to key management is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Short-term employee benefits, including salaries and fees	$296	$168	$496	$335
Share-based payments	987	356	1,213	695
	$1,283	$524	$1,709	$1,030

During the six months ended June 30, 2019 and 2018, 1,180,160 options (2018 - 150,000 options) were issued to key management. As at June 30, 2019 and December 31, 2018, there were no balances payable to members of key management.

(b)	Director compensation

During the six months ended June 30, 2019, no options (2018 - 400,000 options) were issued to directors, excluding a director who was also a member of key management, of the Company and share-based payments of $400 (2018 - $500) were recognized. Refer to Note 15(b).

(c)	Other related party transactions

During the three and six months ended June 30, 2019, the Company accrued $1,400 ($1,040 USD) to Altria Ventures Inc. for consulting services. In addition, the Company purchased machinery and equipment amounting to $1,451 (4,345 ISL) from Altria Israel Ltd. There were no other related party transactions during the three and six months ended June 30, 2018.

19.	Commitments and contingencies

(a)	The Company has committed funding to the following research and development ("R&D") projects:

(i)
Ginkgo. On September 4, 2018, the Company announced a research and development partnership with Ginkgo Bioworks Inc. ("Ginkgo") to develop scalable and consistent production of a wide range of cannabinoids, including THC, CBD and a variety of other lesser known and rarer cannabinoids. As part of this partnership, Cronos Group has agreed to issue up to 14,674,904 common shares of the Company (aggregate value of approximately $100,000 USD as of July 17, 2018 assuming all milestones are met) ("Ginkgo Equity Milestones") in tranches and $22,000 USD in cash subject to Ginkgo's achievement of certain milestones ("Ginkgo Research and Development Milestones") and to fund certain R&D expenses, including foundry access fees. On May 9, 2019, the Ginkgo Agreement was amended to expand the scope of services provided by Ginkgo to include support for the Company’s commercialization of cultured cannabinoids, including the provision of certain development, scale up, and manufacturing services by Ginkgo to the Company related to deployment and commercialization of developed products.

Cronos Group Inc.
Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)
____________________________________________________________________________________________________________

19.	Commitments and contingencies (continued)

(a)	The Company has committed funding to the following R&D projects (continued):

(ii)
Technion. On October 15, 2018, the Company announced a sponsored research agreement with the Technion Research and Development Foundation of the Technion – Israel Institute of Technology ("Technion"). Research will be focused on the use of cannabinoids and their role in regulating skin health and skin disorders. The Company has committed to $1,784 USD of research funding over a period of three years. As at June 30, 2019, the Company paid a total of $598 USD in research funding. An additional $4,900 USD of cash payments will be paid to Technion upon the achievement of certain milestones.

(b)
Altria. On February 18, 2019, the Company entered into an agreement with Altria Ventures Inc. ("Altria Ventures"), a wholly-owned subsidiary of Altria, to receive consulting services from Altria Ventures (the "Services Agreement"). Pursuant to the Services Agreement the Company will pay a monthly fee equal to the product of one hundred and five percent (105%) and the sum of: (i) all costs directly associated with the services incurred during the monthly period, and (ii) a reasonable and appropriate allocation of indirect costs incurred during the monthly period. The Company will also pay all third-party direct charges incurred during the monthly period in connection with the services, including any reasonable and documented costs, fees and expenses associated with obtaining any consent, license or permit. The Services Agreement will remain in effect until terminated by either party.

(c)	The following contingencies are related to Peace Naturals:

(i)
MedCann Access Acquisition Claim. On July 31, 2015, 8437718 Canada Inc., 8437726 Canada Inc., Michael Blaine Dowdle, Rade Kovacevic, Kevin Furet and 9388036 Canada Inc. (collectively, the "Plaintiffs") commenced a claim against Peace Naturals and a number of other parties, for $15,000 in damages allegedly resulting from the termination of a share purchase transaction for the acquisition of the Plaintiffs' company, MedCann Access. The Company believes that the allegations contained in the statement of claim are without merit and plans to vigorously defend itself; accordingly, no provision for loss has been recognized. On February 21, 2018, the parties began the discovery phase of the proceedings, which is ongoing.

(ii)
Warrants Claim. Jeffrey Gobuty, brother to Mark Gobuty, former CEO of Peace Naturals, brought a claim against Peace Naturals for $300 and for warrants valued at $125 that were purportedly issued by Mark Gobuty, the former CEO of Peace Naturals. This matter remains in the early stages of litigation and has not yet advanced to the discovery phase. The Company believes that the allegations contained in the statement of claim are without merit and plans to vigorously defend itself; accordingly, no provision for loss has been recognized.

(iii)
Former Employees' Unlawful Termination Claims. Peace Naturals and Cronos Group were served with claims by Jennifer Caldwell, a former employee, for damages of $580 and 30,000 options of the Company, in connection with claims of alleged wrongful termination. The Company believes that the allegations contained in the statement of claim are without merit and plans to vigorously defend itself; accordingly, no provision for loss has been recognized.

(d)	The Company has committed to the following supply agreements:

(i)
In May 2019, the Company announced a take or pay supply agreement with MediPharm Labs Corp ("MediPharm") for cannabis concentrate. MediPharm will supply the Company with approximately $30,000 of cannabis concentrate over 18 months, and, subject to certain renewal and purchase options, potentially up to $60,000 over 24 months. In addition, the Company announced a tolling agreement with MediPharm, where the Company may supply bulk quantities of dried cannabis to MediPharm for processing on a fee for service basis into bulk resin or other cannabis oil derivative products.

Cronos Group Inc.
Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)
____________________________________________________________________________________________________________

20.	Income taxes

The Company's combined Canadian federal and provincial statutory income tax rate is 26.5% for the periods ended June 30, 2019 and 2018. The rate is expected to apply for the full year and is applied to the pre-tax income for the three- and six-month periods.

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

The changes in the net deferred tax liability are provided below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019 (Restated - Note 27)	2018	2019 (Restated - Note 27)	2018
Balance - beginning of period	$3,996	$555	$1,850	$1,416
Recognized in net income (loss)	(335)	(267)	1,847	(1,155)
Recognized in other comprehensive income (loss)	-	(20)	(36)	7
Balance - end of period	$3,661	$268	$3,661	$268

21.	Supplemental cash flow information

(a)	The net changes in non-cash working capital items are as follow:

		Three Months Ended June 30,		Six Months Ended June 30,
	Notes	2019	2018	2019 (Restated - Note 27)	2018
Interest receivable		$(2,621)	$-	$(5,751)	$-
Accounts receivable		(6,401)	(318)	(4,999)	(1,704)
Sales taxes receivable		(2,342)	(2,686)	(4,163)	(3,838)
Prepaid expenses and other assets		(2,301)	544	(3,203)	(3,322)
Biological assets (i)	4	6,915	4,593	18,610	6,620
Inventory (ii)	4	(19,950)	(5,911)	(35,764)	(8,668)
Accounts payable and other liabilities		(14,269)	(659)	12,255	(5,750)
Holdbacks payable		(6,208)	-	(5,613)	-
Government remittances payable		(683)	-	(493)	-
Net changes in non-cash working capital		$(47,860)	$(4,437)	$(29,121)	$(16,662)

Cronos Group Inc.
Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)
____________________________________________________________________________________________________________

21.	Supplemental cash flow information (continued)

(i)			The reconciliation of the cash flows from biological assets are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019 (Restated - Note 27)	2018
Balance - beginning of period	$11,506	$4,490	$9,074	$3,722
Balance - end of period	10,032	6,899	10,032	6,899
Changes during the period	$1,474	$(2,409)	$(958)	$(3,177)
Non-cash changes:
Unrealized change in fair value of biological assets	4,024	6,831	17,577	9,575
Capitalization of depreciation expense	1,659	186	2,387	372
Depreciation relieved on inventory sold	(242)	(15)	(396)	(150)
Net change in non-cash working capital	$6,915	$4,593	$18,610	$6,620

(ii)	The reconciliation of the cash flows from inventory are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019 (Restated - Note 27)	2018	2019 (Restated - Note 27)	2018
Balance - beginning of period	$25,082	$9,014	$11,584	$8,416
Balance - end of period	41,599	12,334	41,599	12,334
Changes during the period	$(16,517)	$(3,320)	$(30,015)	$(3,918)
Non-cash changes:
Realized fair value adjustments on inventory sold	(3,557)	(2,625)	(5,960)	(4,819)
Capitalization of depreciation expense	245	66	413	135
Depreciation relieved on inventory sold	(121)	(32)	(202)	(66)
Net change in non-cash working capital	$(19,950)	$(5,911)	$(35,764)	$(8,668)

(b)	The reconciliation of the cash flows from derivative liabilities, refer to Note 13, are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Balance - beginning of period	$1,664,275	$-	$-	$-
Cash flows from financing activities:
Altria Warrant	-	-	1,458,366	-
Pre-emptive Rights	-	-	124,176	-
Top-up Rights	-	-	518,116	-
Non-cash changes:
Gain on revaluation of derivative liabilities	(263,943)	-	(700,326)	-
Exercise of Top-up Rights	(738)	-	(738)	-
Balance - end of period	$1,399,594	$-	$1,399,594	$-

Cronos Group Inc.
Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)
____________________________________________________________________________________________________________

22.	Financial instruments

(a)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk from its operating activities, primarily accounts receivable, and its investing activities, including cash and cash equivalents, short-term investments, and related interest receivable held with banks and financial institutions, advances to joint ventures, and loans receivable. The Company's maximum exposure to this risk is equal to the carrying amount of these financial assets.

(i)	Accounts receivable

An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on the days past due for groupings of various customer segments with similar loss patterns. The calculation reflects the probability-weighted outcome, the time value of money, and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Accounts receivable are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan, and a failure to make contractual payments for a period of greater than 120 days past due. As at June 30, 2019, the Company recognized an approximate expected credit loss allowance of $350 (December 31, 2018 - $50).

Provided below is the information about the credit risk exposure on the Company's accounts receivable using a provision matrix of expected credit loss rates against an analysis of the age of accounts receivable:

	Expected credit loss rates	As at June 30, 2019 (Restated - Note 27)	As at December 31, 2018
Less than 30 days past billing date	0% to 3%	$8,908	$3,980
31 to 60 days past billing date	0% to 5%	42	136
61 to 90 days past billing date	0% to 8%	60	-
91 to 120 days past billing date	0% to 12%	48	19
Over 120 days past billing date	0% to 18%	104	28
		$9,162	$4,163

The Company has assessed that there is a concentration of credit risk; 75% of the Company's accounts receivable were due from 2 customers as at June 30, 2019 (December 31, 2018 - 88% due from 5 customers).

(ii)	Cash and cash equivalents, short-term investments, and interest receivable

The Company held cash and cash equivalents amounting to $1,579,231 at June 30, 2019 (December 31, 2018 - $32,634). The short-term investments and related interest receivable of $750,687 (December 31, 2018 - $nil) represents short-term investments with a maturity of less than a year and accrued interest as at June 30, 2019. The cash and cash equivalents and short-term investments are held with central banks and financial institution counterparties that are highly rated. As such, the Company has assessed an insignificant loss allowance on these financial instruments.

Cronos Group Inc.
Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)
____________________________________________________________________________________________________________

22.	Financial instruments (continued)

(a)	Credit risk (continued)

(iii)	Advances to joint ventures

The Company has assessed that there has been no significant increase in credit risk of these advances from initial recognition based on the financial position of the borrowers, and the regulatory and economic environment of the borrowers. As a result, the loss allowance recognized during the period was limited to 12 month expected credit losses. Based on historical information, and adjusted for forward-looking expectations, the Company has assessed an insignificant loss allowance on these advances as at June 30, 2019 and December 31, 2018.

(iv)	Loans receivable

Credit risk associated with the loans receivable arises from the possibility that the counterparty may experience financial difficulty and be unable to make the contractual payments. The Company has assessed that there has been no significant increase in credit risk of these advances from initial recognition based on the financial position of the borrowers, and the regulatory and economic environment of the borrowers. As a result, the loss allowance recognized during the period was limited to 12 month expected credit losses. Based on historical information, and adjusted for forward-looking expectations, the Company has assessed an insignificant loss allowance on these loans receivable as at June 30, 2019 and December 31, 2018.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due, and arises principally from the Company's accounts payable and other liabilities, holdbacks payable, government remittances payable, construction loan payable, derivative liabilities, lease obligations, and due to non-controlling interests. The Company's policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company's management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise. The Company's funding is primarily provided in the form of capital raised through the issuance of shares and share-based instruments.

The following represents an analysis of the age of accounts payable:

	As at June 30, 2019 (Restated - Note 27)	As at December 31, 2018
Less than 30 days past billing date	$6,160	$1,201
31 to 60 days past billing date	551	365
61 to 90 days past billing date	75	29
Over 90 days past billing date	732	-
	$7,518	$1,595

As at June 30, 2019, 30% of the Company's payables were due to 2 vendors (December 31, 2018 - 35% due to 1 vendor).

Cronos Group Inc.
Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)
____________________________________________________________________________________________________________

22.	Financial instruments (continued)

(c)	Market risk

(i)	Price risk

Price risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in market prices. The value of the financial instruments can be affected by changes in interest rates, market and economic conditions, and equity and commodity prices. The Company is exposed to price risk in divesting its investments, such that, unfavourable market conditions could result in dispositions of investments at less than favourable prices. Further, the revaluation of securities classified as fair value through other comprehensive income, could result in significant write-downs of the Company's investments, which would have an adverse impact on the Company's financial position.

The Company previously managed price risk by having a portfolio of securities from multiple issuers, such that the Company was not singularly exposed to any one issuer. During the six months ended June 30, 2019, the Company substantially divested from its investments subject to price risk. Refer to Note 6.

(d)	Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in foreign exchange rates. The Company is exposed to this risk on advances to joint ventures denominated in AUD and USD, refer to Note 5(a). The Company is further exposed to this risk through subsidiaries operating in Israel, refer to Note 2(d). The Company does not currently use foreign exchange contracts to hedge its exposure to currency risk as management has determined that this risk is not significant at this point in time. As such, the Company's financial position and financial results may be adversely affected by the unfavourable fluctuations in currency exchange rates.

The following table provides a summary of financial instruments and other monetary instruments denominated in foreign currency (in thousands):
	Currency	As at June 30, 2019	As at December 31, 2018
Advances to joint venture	AUD	1,601	1,029
Advances to joint venture	USD	226	-
Cash and cash equivalents	ILS	1,447	840
Sales taxes receivable	ILS	2,536	2,066
Accounts payable and other liabilities	ILS	6,407	1,083
Due to non-controlling interests	ILS	6,116	5,878
Lease obligations (including current portion)	ILS	2,355	-

A 10% strengthening of the Canadian dollar against the foreign currencies listed above would decrease net income by $161 and increase other comprehensive income by $364 (December 31, 2018 - increase net loss by $90 and decrease other comprehensive income by $326). A 10% weakening of the Canadian dollar against the foreign currencies listed above would result in an equal, but opposite effect.

(e)	Interest rate risk

The Company's exposure to interest rate risk only relates to any investments of surplus cash. The Company invests surplus cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. As at June 30, 2019, the Company had cash and cash equivalents, short-term investments, and related interest receivable amounting to $2,329,918 (December 31, 2018 - $32,634).

Cronos Group Inc.
Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)
____________________________________________________________________________________________________________

23.	Fair value hierarchy

Assets recorded at fair value on the amended and restated unaudited condensed interim consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets and liabilities. In these amended and restated unaudited condensed interim consolidated financial statements, other investments (Canopy) are included in this category.

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. In these amended and restated unaudited condensed interim consolidated financial statements, there are no financial instruments included in this category.

Level 3 - valuation techniques using the inputs for the asset or liability that are not based on observable market data. In these amended and restated unaudited condensed interim consolidated financial statements, other investments (Evergreen), biological assets, and derivative liabilities are included in this category.

The Company's policy for determining when transfers between levels of the fair value hierarchy occur is based on the date of the event or changes in circumstances that caused the transfer. For the six months ended June 30, 2019 and 2018, there were no transfers between levels.

For all financial instruments classified as amortized cost, the carrying value approximated fair value at the reporting dates.

24.	Capital management

The Company's objectives when managing its capital are to maintain a sufficient capital base to: (i) meet its short-term obligations, (ii) sustain future operations and expansions, (iii) ensure its ability to continue as a going concern, and (iv) retain stakeholder confidence. The Company defines capital as its net assets, total assets less total liabilities. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, options, or warrants, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements. Management reviews its capital management approach on an ongoing basis and believes that this approach is reasonable. There have been no changes to the Company's capital management approach in the period.

As at June 30, 2019, the Company managed net assets of $1,224,738 (December 31, 2018 - $211,640).

25.	Non-monetary transaction

On March 28, 2019, the Company entered into two transactions to simultaneously purchase and sell inventory to a third party. The Company purchased cannabis resin and in turn sold cannabis dry flower the third party. The transactions involved the exchange of work in progress inventory and were accounted for at the carrying value of inventory transferred by the Company, which equaled the value of the cannabis resin received. No revenue was recognized as a result of this transaction and no gain or loss was recognized in the Amended and Restated Unaudited Consolidated Statements of Operations and Comprehensive Income (Loss).

Cronos Group Inc.
Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)
____________________________________________________________________________________________________________

26.	Subsequent events

(a)
On August 2, 2019, the Company announced that it has entered into a definitive agreement to acquire four of Redwood Holding Group, LLC's operating subsidiaries (collectively, "Redwood"). Redwood manufactures, markets and distributes hemp-derived CBD infused skincare and other consumer products online and through retail and hospitality partner channels in the United States under the brand, Lord Jones™. Redwood’s products use pure hemp oil that contains natural phytocannabinoids and terpenes found in the plant. Cronos Group plans to use its resources to capitalize on the significant demand to further create and scale hemp-derived consumer products and brands.

Under the terms of the agreement, the Company will acquire Redwood for approximately $300 million USD, net of Redwood’s estimated cash and debt and subject to a customary working capital adjustment as described in the agreement. $225 million USD of the total consideration (subject to the foregoing adjustments) will be paid in cash with the balance paid in newly issued Cronos Group common shares based on the average of the volume weighted average trading price of the common shares on NASDAQ on each of the ten consecutive trading days prior to the date of the agreement. Cronos Group will fund the cash portion of the transaction with cash on hand.

The Company expects the transaction to close in the third quarter of 2019, subject to customary closing conditions and regulatory approvals. The transaction has been unanimously approved by the Board of Directors of Redwood Holding Group, LLC and approved by the Company's Board of Directors following the unanimous recommendation of a special committee of independent directors ("Special Committee"). A Special Committee composed entirely of independent directors of the Company was formed to evaluate and make recommendations to the Board of Directors was established since Michael Gorenstein, Chief Executive Officer and a director of Cronos Group, and Jason Adler, a director of Cronos Group, each hold an indirect interest in Redwood Holding Group, LLC by way of their interest in certain funds affiliated with Gotham Green Partners, which are each limited liability company members of Redwood Holding Group, LLC.

(b)
On July 31, 2019, the Company closed the previously announced acquisition of certain assets from Apotex Fermentation Inc., including an 84,000 square foot GMP compliant fermentation and manufacturing facility in Winnipeg, Canada. The state-of-the-art facility, which will operate as "Cronos Fermentation", includes fully equipped laboratories covering microbiology, organic and analytical chemistry, quality control and method development as well as two large scale microbial fermentation production areas with a combined production capacity of 102,000 liters, three downstream processing plants, and bulk product and packaging capabilities. The acquisition is expected to provide the fermentation and manufacturing capabilities Cronos Group needs in order to capitalize on the progress underway with Ginkgo, by enabling the Company to produce the target cannabinoids contemplated in the Ginkgo Agreement at commercial scale with high quality and high purity.

(c)
On July 23, 2019, the Company entered into a contract manufacturing agreement with Heritage Cannabis Holdings Corp. ("Heritage"), a vertically integrated cannabis producer. Heritage will be responsible for providing cannabis extract and the filling and packaging of vaporizer devices for the Canadian cannabis adult-use and medical markets for the Spinach™ and PEACE NATURALS™ brands. The agreement has a two-year term with an option to extend upon agreement by both parties, at an annual potential contract value of $35 million, based on current projections.

Cronos Group Inc.
Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)
____________________________________________________________________________________________________________

27.	Restatement

The Company has amended and restated its unaudited condensed interim consolidated financial statements for the six months ended June 30, 2019 (“interim financial statements”). Subsequent to the original issuance of the interim financial statements, the Audit Committee of the Company’s Board of Directors, with the assistance of outside counsel and forensic accountants, conducted a review of certain bulk resin purchases and sales of products through the wholesale channel and the appropriateness of the recognition of the revenue associated with those transactions. As a result of this review, it was concluded that there were accounting errors in the previously filed interim financial statements. In the case of the six months ended June 30, 2019, these accounting errors were due to one wholesale transaction that occurred during the three-months ended March 31, 2019 that was inappropriately accounted for as revenue. The transaction involved the exchange of cannabis dry flower for cannabis resin, with a third party, in two simultaneous transactions entered into in contemplation of one another. Subsequent to the original issuance of the interim financial statements, this transaction was not deemed to meet the criteria for revenue recognition in accordance with IFRS 15 and was subsequently accounted for as a non-monetary transaction valued at the carrying value of the inventory exchanged. This resulted in revenue being overstated by approximately $2.5 million and cost of goods sold being overstated by approximately $2.4 million on the Consolidated Statements of Operations and Comprehensive Income (Loss), in each case in the interim financial statements for the six months ended June 30, 2019. Refer to note 25. The resulting corrections are noted in the adjustments column in the following tables.

Restated line items on the Amended and Restated Unaudited Condensed Interim Consolidated Statements of Financial Position:

	As at June 30, 2019
	As previously reported	Adjustments	Restated
Assets
Accounts receivable	$11,960	$(2,798)	$9,162
Sales taxes receivable	7,936	(354)	7,582
Inventory	41,667	(68)	41,599
Total current assets	2,408,592	(3,220)	2,405,372
Total assets	2,667,519	(3,220)	2,664,299
Liabilities
Accounts payable and other liabilities	30,747	(3,120)	27,627
Total current liabilities	1,433,662	(3,120)	1,430,542
Deferred income tax liability	4,036	(375)	3,661
Total liabilities	1,443,056	(3,495)	1,439,561
Shareholders' equity (deficit)
Retained earnings (accumulated deficit)	655,047	275	655,322
Total equity attributable to shareholders of Cronos Group	1,224,614	275	1,224,889
Total shareholders' equity	1,224,463	275	1,224,738

No restatements were made for the three month ended June 30, 2019 Consolidated Statement of Net Income (Loss) and Comprehensive Income (Loss).

Cronos Group Inc.
Notes to Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and June 30, 2018
(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)
____________________________________________________________________________________________________________

27.	Restatement (Continued)
Restated line items on the Amended and Restated Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Income (Loss) for the six months ended June 30, 2019:

	Six months ended June 30, 2019
	As previously reported	Adjustments	Restated
Gross revenue	$17,772	$(2,476)	$15,296
Cost of sales before fair value adjustments	7,746	(1,057)	6,689
Gross profit before fair value adjustments	8,961	(1,419)	7,542
Realized fair value adjustments on inventory sold in the period	7,279	(1,319)	5,960
Total fair value adjustments	(10,298)	(1,319)	(11,617)
Gross profit	19,259	(100)	19,159
Operating loss	(20,903)	(100)	(21,003)
Income (loss) before income taxes	680,883	(100)	680,783
Deferred income tax expense (recovery)	2,222	(375)	1,847
Net income (loss)	678,661	275	678,936
Comprehensive income (loss)	678,676	275	678,951
Restated line items on the Amended and Restated Unaudited Condensed Interim Consolidated Statements of Cash Flows:

	Six months ended June 30, 2019
	As previously reported	Adjustment	Restated
Operating activities
Net income (loss)	$678,661	$275	$678,936
Items not affecting cash and cash equivalents:
Realized fair value adjustments on inventory sold in the period	7,279	(1,319)	5,960
Deferred income tax expense (recovery)	2,222	(375)	1,847
Net changes in non-cash working capital	(30,540)	1,419	(29,121)
Cash and cash equivalents used in operating activities	(75,829)	—	(75,829)
Restated line items on the Amended and Restated Unaudited Condensed Interim Consolidated Statements of Changes in Equity:

	As at June 30, 2019
	As previously reported	Adjustment	Restated
Retained earnings (accumulated deficit) as at January 1, 2019	(22,783)	—	(22,783)
Net loss for six months ended June 30, 2019	678,661	275	678,936
Retained earnings (accumulated deficit) as at June 30, 2019 (i)	655,047	275	655,322
(i) Adjustment in retained earnings (accumulated deficit) as at June 30, 2019 due to net income change stated above.